

Roberto Lauria · 3rd

Tourism Future Trends

Munich, Bavaria, Germany · 500+ connections · **Contact info**

 **Navisyo**

München

Providing services
Business Consulting, Management Consulting, and Marketing Consulting
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Warsaw



Paris

Experience



Head Of Tourism Development

Navisyo

Apr 2020 – Present · 9 mos

I'm the VP Travel Publicist of Navisyo™, a company dedicated to connecting boat owners and travelers from around the world to both authentic Voyages, Floatel & Events' experiences on the water. On behalf of the company, I seek strategical partnerships in the travel industry, with those companies I feel are ideal as partners. I drive better business outcomes connecting the best of the best with Navisyo's top brass. Navisyo is one of the most attractive start-ups in the industry and its philosophy is quite unique along with their go-to-market strategies that are all open source. An open source business model unlike any I have been exposed to. If you love boats, the seas or you are in the travel industry or live by marinas , you want to chec …**see mor**

 **Home | Navisyo**    **Branding**



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Education



München
Tourism
1991 – 1994

Skills & endorsements

Customer Relationship Management (CRM) · 2

Dimitrios Gakis  **and 1 connection** have given endorsements for this skill

Partner Relationship Management · 1

Dimitrios Gakis 🌍🌍🌏 has given an endorsement for this skill

Business Strategy · 1

Dimitrios Gakis 🌍🌍🌏 has given an endorsement for this skill

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Accomplishments

3 **Languages**
English · German · Italian

